UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: September 30, 2015

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

On September 29, 2015, NewLead Holdings Ltd. (the “Company”) announced that the Company did not complete the purchase of ownership and leasehold interests to a parcel of land located in Campbell and Scott Counties Tennessee (“Elk Valley Mine”), and has not yet completed the purchase of the title and excavation rights to a parcel of land located in Breathitt County, Kentucky (“Five Mile Mine”), under the terms of the Business Agreement Relating to Five Mile and Elk Valley Property, dated as of December 18, 2012, (the “Purchase Agreement”), as previously announced on January 17, 2014.

Following its inability to obtain the necessary financing to satisfy its obligations for the Elk Valley Mine under the Purchase Agreement, the Company entered into a lease agreement with the owner of said property pursuant to which the Company was permitted to use the property through a one-year lease agreement. On June 7, 2013, due to a default under this lease agreement, the Company assigned all rights under permits, mining contracts and other mining assets related to the Elk Valley Mine back to the owner of the Elk Valley Mine.

The Company has provided the full purchase price for the Five Mile Mine, however the transfer of title and excavation rights has yet to occur.

In connection with the Purchase Agreement, the Company also entered into a Share Transfer Agreement, dated as of January 1, 2013, (the “Cypress Agreement”) by and between the Company and Cypress Camon Investment Management, LLC, pursuant to which the Company was to purchase all of the issued and outstanding shares of Cypress Camon Energy, LLC (“Cypress”) in exchange for $3,000,000 of the Company’s common stock, $0.01 par value, and $6,400,000 of warrant shares of the Company. However, the completion of this agreement is contingent on the purchase and transfer of the Five Mile Mine, which, as noted above, is not yet complete.

In addition, the Company also announced that it did not complete the supply of coal under its coal sales contract with Mawest Resources, LLC, on behalf of RAG Verkauf GmbH (the “Mawest Agreement”), or its coal sales contract with Producers Dock, Inc. (the “Producers Agreement” and together with the Mawest Agreement, the “Coal Supply Agreements”), as previously announced on January 17, 2014. These contracts were originally projected, based on a very high range of production, to generate approximately $873.5 million of revenue for the Company. However, the Company was unable to complete the contracts due to the collapse of coal prices and adverse coal market conditions. As a result, the Coal Supply Agreements were both terminated.

A copy of the Purchase Agreement was previously filed as Exhibit 4.74 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, with the Securities and Exchange Commission. A copy of the Cypress Agreement and the press release are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K and are incorporated herein by reference.

Exhibits

Exhibit
No.	Exhibit

99.1	Share Transfer Agreement, dated as of January 1, 2013, by and between Newlead Holdings Ltd. and Cypress Camon Investment Management, LLC.

99.2	Press Release dated as of September 29, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2015

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name:	Michail Zolotas
Title:	Chief Executive Officer